NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES AGREES TO ACQUIRE

BOW PARKADE ADJACENT TO HERALD SITE

IN DOWNTOWN CALGARY

NEW YORK, March 15, 2012 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) today announced that it has entered into an agreement to acquire the Bow Parkade, a seven-story public parking facility located on a half city block in the heart of downtown Calgary at 6th Ave. SW and 2nd St. SW, for C$90 million. Brookfield already owns the eastern half of the block, known as the Herald Site, on which it has an existing application to construct a 1.2-million-square-foot premier office tower. The entire block will now be able to accommodate approximately 2.8 million square feet of new development.

“Acquiring the Bow Parkade provides us with enhanced flexibility to develop the Herald Site and gives us the advantage of controlling one of the most coveted city blocks in Calgary,” said Jan Sucharda, president and chief executive officer of Brookfield’s Canadian Commercial Operations division.

Brookfield is a major commercial property owner in downtown Calgary, with eight office assets totaling 6.5 million square feet, including Bankers Hall and Suncor Energy Centre. The Herald/Bow Parkade block is downtown Calgary’s foremost development site, providing Brookfield with the opportunity to create another landmark addition to its global portfolio.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.